Filed by Nationwide Financial Services, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12785
                        Subject Company: Provident Mutual Life Insurance Company


          THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY NATIONWIDE FINANCIAL SERVICES, INC. AND PROVIDENT MUTUAL LIFE INSURANCE COMPANY ON AUGUST 8, 2001

                                                     [Nationwide Financial Logo]
Contacts:
Nationwide Financial
Kevin G. O'Brien               Bryan Haviland
AVP, Investor Relations        Public Relations Officer
614-677-5331                   614-677-7767

Provident Mutual Life Insurance
Chuck Hall
Communication Leader
610-407-1162

August 8, 2001

     Nationwide Financial to Sponsor
     Provident Mutual Life Demutualization
     Nationwide Financial will acquire 100% of Provident Mutual for $1.56 billion upon demutualization

COLUMBUS, OH & BERWYN, PA -- Nationwide Financial Services, Inc. (NYSE: NFS), and Provident Mutual Life Insurance Company ("Provident Mutual") today announced that they have entered into a definitive agreement under which Nationwide Financial will acquire Provident Mutual in a sponsored demutualization. Eligible members of Provident Mutual will receive shares of Nationwide Financial Services, Inc., common stock, cash and policy credits with an aggregate value of $1.56 billion in connection with the transaction. The transaction, which has been approved by the boards of directors of both companies, is expected to close in the second quarter of 2002 and should be immediately accretive to Nationwide Financial's earnings.

"We are very pleased to have reached this agreement with Provident Mutual, whose strong positions in the variable life insurance and retirement savings markets will enhance our business, both in terms of products and distribution," said Jerry Jurgensen, chairman and chief executive officer of Nationwide Financial. "This transaction represents an outstanding strategic fit for both companies, creating significant value for both Nationwide Financial shareholders and Provident Mutual policyholders."

Upon close of the transaction, Nationwide Financial will become the nation's third largest provider of variable life insurance, a key growth market for the company. In addition, Provident Mutual's 768 career financial consultants, 1,100 independent agents, its affiliated broker-dealer 1717 Capital Management Company, and retirement savings sales force will provide Nationwide Financial with important new distribution and growth opportunities.

"We are excited to be joining Nationwide Financial, a proven market leader," added Robert W. Kloss, chairman, president and chief executive officer of Provident Mutual. "In selecting a partner, it was critical that we join an organization that had the strength and resources to deliver value to our policyholders, expand financial solutions for our customers and create significant opportunities for our producers and associates."

It is expected that Nationwide Financial will issue more than 26 million common shares in connection with the transaction, more than doubling the public float for NFS and reducing the ownership of Nationwide Mutual Insurance Company to approximately 68 percent. The transaction is subject to normal closing conditions, including appropriate member and regulatory approvals of the demutualization.

Management of Nationwide Financial and Provident Mutual will host a conference call today, August 8, 2001 at 10:00am ET to discuss the transaction. To listen to the call, dial (630) 395-0032 and enter passcode NFS. Please call 15 minutes in advance to establish a connection. A replay of the call will be available through August 15, 2001 by dialing (402) 998-0753. The call will also be broadcast live over the internet with a link available on both Nationwide Financial's and Provident Mutual's websites.

Columbus-based Nationwide Financial is the holding company for the retirement savings operations of Nationwide which owns 81.3 percent of the outstanding common shares of NFS. The major operating subsidiary of NFS is Nationwide Life Insurance Company, the country's 6th largest life insurer.

Provident Mutual Life Insurance Company, based in Berwyn, PA, specializes in marketing asset accumulation, wealth preservation, life insurance, retirement and investment products to the affluent and business markets. Provident Mutual also has a substantial presence in Newark, DE where its service and technology center is operated.


Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.8 percent of the combined voting power of all the outstanding common stock and approximately 81.3 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends; (iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the FASB; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vi) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (vii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (viii) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (ix) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (x) general economic and business conditions which are less favorable than expected; (xi) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and
(xii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.

          THE FOLLOWING IS A PRESENTATION MADE ON AUGUST 8, 2001

                                                          "A Winning Combination
                                                                  Comes to Life"

[Nationwide Financial Logo]                              [Provident Mutual Logo]


                                                                  August 8, 2001

                                                            Transaction Overview

|X|  Sponsored demutualization of Provident Mutual

     - $1.56 billion in aggregate value

     - Mix of cash and policyholder credits (25%) and stock (75%)

     - Collar provided to protect the interests of both parties

       o Fixed price within +/- 15% with profit sharing in top 5%


|X|  Financial benefits

     - Immediately accretive to NFS earnings

     - Doubles NFS public float

                                                             Strategic Rationale

|X|  Benefits to Nationwide Financial

     - Enhances variable life market position

       o Significant investment in rapidly growing variable life market

     - Provides new distribution channels

       o Professional Consultants Group (768 career financial consultants)

       o 1717 Capital Management (affiliated broker/dealer)

       o 1,100 independent broker/dealers


|X| Benefits to Provident Mutual

     - Additional financial resources

     - Expanded product offering

       o Variable & fixed annuities

       o Corporate owned life insurance

       o Mutual funds

                                                            Variable Life Market

                   A market leader in a very attractive market

Variable Life Sales (1Q01 New Premium)           Compound Annual Growth Rates
                                                         (1994 - 1999)

   1.   MetLife                       $130

   2.   Pacific Life                   122              [Bar chart for
                                                         All Life Products at
                                                         3.4% and
|->3.   Nationwide/Provident Mutual    107               Variable Life at 25.6%]
||
||
|| 3.   IDS Life                       105
||
|| 4.   Hartford Life/Fortis           102
||
|| 5.   ING Life                        84
||
|| 6.   Equitable                       82
||
|--7.   Nationwide                      78
|
|-16.  Provident Mutual                 29

($ in millions; Source: Tillinghast-Towers Perrin)  Source: LIMRA & Tillinghast

                                                               Financing Summary

Purchase Price                            $1.56 Billion
  Less Funding from Provident Surplus      0.16
                                          -------------
Net Funding                               $1.40 Billion

Financing
(in millions)
  Debt                 $234
  Common Stock       $1,166

Pro Forma Leverage:   16.4%

Multiples                    At Closing      PV(1)
                             ----------      -----
  Price/2000 Earnings           14.5x        13.6x
  Price/6/30/01 GAAP Equity      1.3          1.2


(1) Estimated PV of purchase price

                                                            Transaction Timeline


-----------------------------------------------------------------------------
[X]                     [X]                    [X]                           -->
-----------------------------------------------------------------------------
Aug 8, 2001             Q4, 2001               Q1, 2002              Q2, 2002
     |                      |                        \                /
     |                      |                         \              /
     |                      |                          \            /
     |                      |                           \          /
o Sign definitive           |                            \        /
  agreement           o File Plan                         \      /
                        of Conversion                      \    /
                                                            \  /
                      o Mail notices to                      \/
                        eligible members      o Request insurance department
                                                approval on Plan of Conversion

                                              o Insurance department
                                                conducts hearings

                                              o Mail Member Information
                                                Statement

                                              o Member meeting/vote

                                              o Anticipated close - 2Q'02

                                                       Provident Mutual Overview

Offices            Berwyn, PA; Newark, DE



Senior Management  Robert Kloss               CEO
                   Mehran Assadi              EVP, Distribution, Marketing & CIO
                   Mary Lynn Finelli          EVP & CFO
                   Alan Hinkle                EVP, Chief Actuary
                   Joan Tucker                EVP, Insurance Operations



Financial Data     6/30/01E GAAP Equity:      $1,155 million
                   3/31/01 Statutory Surplus:    502
                   2000 Operating Earnings:      107

                                           Provident Mutual - Summary Financials

             Income Statement                      Balance Sheet

                              2000                                       2000
                            -------                                    ---------
($ in millions)                        ($ in millions)
Premiums and policy charges $ 363.5    Assets
Net investment income         320.1      General Account               $5,263.5
Other income                   67.3      Separate Account              $3,900.0
                            -------                                    --------
Total Revenues               $750.9                                    $9,163.5

Expenses                      593.1    Total Liabilities               $8,109.8

Pre-tax Operating Income     $157.8    GAAP Equity (Exl. FAS 115)       1,100.6
                            -------

After-tax Income             $105.1    2000 Un-levered ROE                 10.1%
                                             (Exl. FAS 115)

                                                  Provident Mutual - Product Set

2000 Sales by Product              |X|  Life
                                        -  Variable Life
 [Pie Chart of                          -  Survivorship Life
  Retirement Services                   -  Universal Life
  at 42%; Annuities at                  -  Term
  33% and Life at 25%]                  -  Whole Life

                                   |X|  Retirement Services
                                        -  Group Variable Annuity

                                   |X|  Annuities
                                        -  Variable Annuity
                                        -  Fixed Annuity
                                        -  Immediate Annuity

                                                 Provident Mutual - Distribution

2000 Sales by Channel              |X|  Professional Consultant Group (PCG)
                                        - 24 agencies with 768 career
 [Pie Chart with                          financial consultants
  PCG at 44%; Retirement                - Significant variable product
  Services at 41%; PPGA at                experience
  7%; Broker/Dealer at 5%;              - Focus on "solutions and advice"
  Supplemental at 3%]
                                   |X|  Retirement Services
                                        - 15 wholesalers
                                        - Target market: small to mid-sized
                                          plans
                                        - Trustee directed and participant
2000 Provident Mutual Sales               directed
  = $537.5 million
                                   |X|  PPGA
                                         - 1,100 producers
                                         - Two producer types
                                           o 1717 Capital registered
                                           o Independent broker/dealer

                                                         The Winning Combination

                     Provident                                  Nationwide
----------------\    |--------------|  -----------------\   |------------------|
Nationwide       \   |Growth        |  New Distribution  \  |Unbeatable Market |
Products         /   |              |                    /  |  Position        |
----------------/    |              |  -----------------/   |                  |
                     |              |                       |                  |
----------------\    |              |  -----------------\   |                  |
Strong Financial \   |Enhanced ROE  |  New Products      \  |Higher Growth     |
Platform         /   |              |                    /  |Earnings Accretion|
----------------/    |              |  -----------------/   |                  |
                     |              |                       |                  |
----------------\    |              |  -----------------\   |                  |
Public           \   |              |  Strong Management \  |Enhanced Float    |
Ownership        /   |              |                    /  |                  |
----------------/    |--------------|  -----------------/   |------------------|

Statements made in the course of this presentation that state Nationwide Financial Services, Inc. (the "Company's") or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.

Additional information concerning factors that could cause the actual results to differ materially from those in the forward-looking statements is contained in the Company's most recent annual report and in the Company's SEC filings, including but not limited to the Company's reports on Form 10-K, Form 10-Q, and Prospectus.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.

Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.8 percent of the combined voting power of all the outstanding common stock and approximately 81.3 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends; (iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the FASB; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vi) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (vii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (viii) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (ix) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (x) general economic and business conditions which are less favorable than expected; (xi) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and
(xii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.